Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Reports Oxide Drill Results of 4.0 Meters Averaging 52.87 g/t Gold and
530.43 g/t Silver for the Akarca Project, Northwest Turkey

Vancouver, British Columbia, January 27, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) –Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce 2013 year-end exploration results from the Akarca gold-silver project. These results include an oxide drill intercept of 68.0 meters averaging 3.43 g/t gold and 34.71 g/t silver, with a high-grade sub-interval of 4.0 meters averaging 52.87 g/t gold and 530.43 g/t silver. In addition to drilling, trench sampling returned results that include 50 meters averaging 4.06 g/t gold and 3.25 g/t silver. This recently concluded exploration program was conducted by Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company that signed an option agreement in June 2013 to buy the property for a combination of cash payments, gold bullion, work commitments, and a royalty interest. Çolakoglu’s drilling and trenching systematically delineated and expanded the mineralized zones at the Arap, Kucukhugla, Fula, and Hugla Tepe prospects.

2013 Drill Results. Çolakoglu recently reported exploration results that included 62 drill holes totaling approximately 6,200 meters. This drilling consisted of 26 core holes totaling approximately 2,500 meters and 36 reverse circulation holes totaling over 3,700 meters. Çolakoglu’s 2013 program focused on expanding and drill defining the grade and tonnage characteristics of the near-surface, oxide gold-silver mineralized zones at the Arap, Kucukhugla, Fula and Hugla Tepe prospects. Drilling was conducted at a nominal 25 to 50 meter spacing along strike. Over 80% of the holes intersected significant mineralization (> 0.2 g/t Au over 7 meters), with drill intercept highlights given below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
ARAP TEPE PROSPECT
AKC-80 including	0.0	69.6	69.6	0.93	3.73	1.00	TD = 156.6m, oxidized, true width 55-60%, extension of high-grade zone
	5.6	7.6	2.0	18.65	9.29	18.82
AKC-90 including	2.2	60.6	58.4	0.91	6.33	1.02	TD = 95m, oxidized, true width 50-55%, extended zone to the north
	37.3	48.0	10.7	3.01	5.17	3.10
AKC-102 including	15.4	84.6	69.2	0.75	4.76	0.83	TD = 95.2m, oxidized, true width 65-70%. Confirmed mineralization in the western portion of Arap Tepe
	61.6	81.7	20.1	1.50	7.02	1.63
ARC-112	0.0	91.0	91.0	0.41	1.65	0.44	TD = 140m, oxidized, true width 50%, expanded zone to the south
ARC-113	0.0	88.0	88.0	0.39	1.67	0.42	TD = 141.0, oxidized, true width 50%, expanded mineralization to the south
ARC-114	1.0	77.0	76.0	0.40	1.32	0.42	TD = 78m, oxidized, true width 50%, expanded mineralization to the south
ARC-116	8.0	72.0	64.0	0.47	1.54	0.50	TD = 126.5m, oxidized, true width 50%, expanded mineralization to the south
ARC-138 including	5.0	45.0	40.0	1.93	2.32	1.97	TD = 72.5m, oxidized to 42m, true width 50-55%, extended zone to south and east
	36.0	39.0	3.0	14.90	10.30	15.09
ARC-139	0.0	61.0	61.0	0.53	1.47	0.55	TD = 100m, oxidized, true width 50-55%, confirmed
							mineralization within the zone
KUCUKHUGLA TEPE PROSPECT
AKC-81	0.0	65.4	65.4	0.70	6.80	0.83	TD = 101.9m, oxidized, true width 50%, extended zone to depth
AKC-89	19.6	97.6	78.0	0.51	3.80	0.58	TD = 145m, oxide to 54m, true width 60-65%, extended zone to the southwest
ARC-147	0.0	11.0	11.0	0.81	15.19	1.09	TD = 120m, oxidized, true width 35%, a 20m offset from AKC-78 to determine the extent of high-grade mineralization. Includes 20-21m: 1 m @ 171.00 g/t Au, 1710.00 g/t Ag.
including	19.0	87.0	68.0	3.43	34.71	4.06
	19.0	23.0	4.0	52.87	530.43	62.51
FULA TEPE PROSPECT
AKC-105	11.3	18.3	7.0	6.58	63.12	7.72	TD = 131.7m, oxidized, true width 70%, extended zone to the SW, zone open to the west

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ARC-132	12.0	27.0	15.0	1.41	20.62	1.78	TD = 108m, oxidized, true width 50%, extended mineralization east of Fula Tepe
	49.0	88.0	39.0	0.80	12.54	1.03
ARC-135	2.0	21.0	19.0	1.59	12.27	1.81	TD = 105m, oxidized, true width 50%, extended the width of zone and to depth
	61.0	96.0	35.0	0.99	1.90	1.02
ARC-143 including	11.0	61.0	50.0	1.12	6.85	1.25	TD = 120m, oxidized, true width 55%, confirmed mineralization within the zone
	28.0	47.0	19.0	2.36	12.52	2.59
ARC-144	44.0	75.0	31.0	1.33	2.94	1.38	TD = 175m, oxidized, true width 35-40%,confirmed mineralization within the zone
ARC-146 including	7.0	44.0	37.0	0.94	19.21	1.29	TD = 150m, oxidized, true width 55-60%, extended mineralization to the east, mineralization still open to the east
	19.0	22.0	3.0	6.35	138.77	8.87
	130.0	138.0	8.0	0.58	1.31	0.60
HUGLA TEPE PROSPECT
ARC-127	12.0	59.0	47.0	0.66	4.81	0.75	TD = 96.5, oxidized, true width 40-45%, confirmed zone along strike to the east

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7m. Internal dilution allowance of up to 3.5m, with exceptions of up to 7m for intervals > 30m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%. Core holes have an AKC prefix and RC holes have an ARC prefix.

Significant advancements were made at Fula Tepe where drilling extended the broad zone of veining and silicification to a strike length of over 400 meters. The Fula Tepe vein system remains open along strike to the northeast, and has new in-parallel zones identified to the northwest and southeast. The Hugla Tepe prospect was drilled along 600 meters of strike length, and also remains open to the northeast. Drilling at Kucukhugla Tepe focused on a 250 meter long higher-grade segment within a zone of mineralization that has an overall strike length of 650 meters. The high-grade intervals intercepted in ARC-147 are viewed as significant because they appear to be a continuation of similar higher-grade mineralization intercepted in hole AKC-78 drilled 20 meters to the southeast. AKC-78 contained an intercept of 7 meters at 10.12 g/t gold and 87.78 g/t silver (see Company news release dated August 22, 2013).

On the eastern side of the property, drilling at Arap Tepe defined a 400 meter long, shallow oxide gold-silver zone that remains open along strike to the east and the west. The Percem Tepe prospect also remains a top exploration priority, and was drilled earlier in 2013 with an intercept of 101 meters averaging 1.25 g/t gold and 7.95 g/t silver in hole AKC-74 (see Company news release dated March 1, 2013). A distinctive feature of Percem Tepe is the extensive zones of mineralized hydrothermal breccias that have been mapped throughout the area.

In total, from June to early December 2013, Çolakoglu drilled 67 holes totaling approximately 6,800 meters (see Company news release dated August 22, 2103 for results from the first five holes). A key result of Çolakoglu’s aggressive 2013 drill program was the further expansion of the Arap, Kucukhugla, Fula, and Hugla Tepe prospects, all of which remain open along strike.

2013 Trench Results. Çolakoglu also completed approximately 1,900 meters of surface trenching at the Arap, Hugla and Fula Tepe prospects. Trenching is an important exploration tool at Akarca for locating gold-silver mineralization under cover and defining the zones across strike. At Fula Tepe, trench sampling broadened and extended the zone to the northwest, west and southwest. Trench TAK-41, located approximately 100 meters southwest of outcropping quartz veins, included 51 meters @ 0.50 g/t gold and 6.20 g/t silver. Trenches TAK-49 and TAK-50 extended mineralization approximately 100 meters to the northwest with 71 meters @ 1.02 g/t gold and 7.66 g/t silver and 42 meters @ 0.85 g/t gold and 9.57 g/t silver, respectively. The trenching at Arap Tepe continued to identify mineralization along strike and under cover 130 meters from the main mineralized zone. Results include 50 meters @ 4.06 g/t gold and 3.25 g/t silver in trench TAK-24. Trench intercept true widths across the zones are interpreted to be 85-95% of the reported lengths.

Other 2013 Work. In addition to drilling and trenching, systematic mapping and sampling work continued across the project area, which led to the identification of new, previously unrecognized zones of mineralization and veining and enhanced definition of previously known gold-silver zones. Other programs being conducted by Çolakoglu include metallurgical test work and environmental assessment studies.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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Akarca Property Overview. The Akarca project consists of six epithermal gold-silver mineralized zones occurring within a district-scale area. EMX’s grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US $7 million by partner companies.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the nine-month period ended September 30, 2013 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com